[MSG Entertainment Letterhead]

June 2, 2021

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Donald Field

Re:	Request for Acceleration of Effectiveness

Madison Square Garden Entertainment Corp. Registration Statement on Form S-4 (File No. 333-255859)

Dear Mr. Field:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Madison Square Garden Entertainment Corp. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-255859, as amended, be accelerated by the Commission so that it will become effective at 4:00 p.m. Eastern Time on June 4, 2021, or as soon thereafter as practicable.

Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 or downesr@sullcrom.com with any questions you may have. In addition, please notify Mr. Downes when this request for acceleration has been granted.

Very truly yours,

Madison Square Garden Entertainment Corp.

By:	/s/ Scott S. Packman
Name:	Scott S. Packman
Title:	Executive Vice President and General Counsel

cc:	Francis J. Aquila

Robert W. Downes

(Sullivan & Cromwell LLP)

[Signature Page for S-4 Acceleration Request]